Buffalo Funds
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

December 3, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”) Securities Act Registration No: 333-56018 Investment Company Act Registration No: 811-10303

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is hereby filing a delaying amendment with respect its Registration Statement filed on Form N-14 relating to the Trust and its series, the Buffalo China Fund, a series of the Trust, which is to be reorganized into the Buffalo International Fund, also a series of the Trust.  The Registration Statement on Form N-14 was filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2012 (SEC Accession No. 0000894189-12-006310).

The Trust hereby amends the Registration Statement to delay its effective date until the Trust shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Trust.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo, Esq.
Secretary of the Trust